LION COPPER AND GOLD CORP. ANNOUNCES DEFINITIVE STRATEGIC
AGREEMENT TO SPIN OUT NON-CORE ASSET

February 1, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has entered into an agreement to assign its options to acquire the Butte Valley property to 1301666 B.C. Ltd.

In 2019, Lion CG secured two separate option agreements to acquire 678 unpatented mining claims covering most of the known mineralization at the Butte Valley property. Details of these option agreements can be found in the December 19, 2019 news release "Quaterra Announces Option Agreements to Acquire Butte Valley Porphyry Copper-Gold Prospect, Nevada."

The Butte Valley property is a porphyry copper-gold property located near Ely, Nevada. Over its recent history there have been seventeen holes drilled on the property, and geophysical studies including heli-MAG and IP have been completed. To date a mineral resource has not been established.

1301666 B.C. Ltd. is a private British Columbia company established to acquire mineral resource properties. In addition to acquiring the options on Butte Valley, it has executed a definitive agreement to acquire a gold property in Nevada. The company is in late-stage negotiations with a TSX-V listed Capital Pool Company ("CPC") for a possible business combination.

Pursuant to the agreement with 1301666 BC Ltd., Lion CG will hold an equity position of approximately 22% of the issued and outstanding shares of the resulting listed issuer, assuming completion of financings for aggregate proceeds of approximately $6 million. In addition, Lion CG will be entitled to a 1.5% NSR on each of the Butte Valley option agreements which are subject to a buy-down to a 1.0% NSR in exchange for a payment of US$7.5 million per property.

Tom Patton, Chairman of Lion CG states, "The Butte Valley property options were acquired by us in 2019 as a strategic acquisition with a view to finding a partner to advance exploration. The agreement with 1301666 B.C. Ltd. achieves this objective. We retain a significant interest in the advancement of the Butte Valley property, while continuing to focus on our core Yerington district copper assets, including the Macarthur copper project."

1301666 B.C. Ltd. is owned by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSX Venture Exchange rules. Closing of the transaction is subject to the remaining directors of the board of Lion CG receiving an independent fairness opinion or valuation supporting the transaction terms, and stock exchange approval.

About Lion CG

Lion CG is listed on the TSXV: LEO and OTCQB: LCGMF and is primarily focused on advancing its MacArthur Copper Project in Mason Valley, Nevada. The Company is also continuing its tradition of securing and advancing potential district scale resources through discovery, development, and partnerships with the intent of eventually providing metals essential in the development of alternative energy solutions.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.